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VanEck Merk Gold Trust

2022-03-23 Bloomberg story

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Wealth
Investing

Investors Piling Into Gold ETFs Face a Surprising Tax Bill

Exchange-traded funds backed by physical gold are taxed at a higher rate than stocks of gold mining companies.



Photographer: Lisi Niesner/Bloomberg

By Kristine Owram and Claire Ballentine
March 23, 2022, 5:47 AM PDT

Gold exchange-traded funds are one of this year's hottest investments, with war, inflation and stock-market volatility sending people scrambling for safe havens. But those buying physical gold ETFs may face an unexpected tax burden.

Funds that invest in precious metals like gold and silver are treated like collectibles for U.S. tax purposes, meaning long-term capital gains from those funds will be taxed at a top rate of 28%, compared with a maximum rate of 20% for stocks. This could be costly for investors who decide to cash out after the recent rally in gold prices, which hit a peak of over $2,000 an ounce earlier this month, up more than 20% from a year ago.

It might come as a surprise for people who recently started making their own trades for the first time, eager to take advantage of rallies in almost every asset class. With apps like Robinhood and Webull, it's never been easier to start trading. But understanding the tax implications is more difficult, with the reporting for stocks and crypto tokens already creating confusion for some retail investors. Even for those who have spent years buying and selling ETFs, the intricacies of taxes on gold products might be unwelcome news.

Plus, trading apps typically don't provide a ton of information on the potential tax ramifications of different holdings.

"It's complicated, and there are lots of nuances to the tax code, so I think a lot of investors – even seasoned investors – aren't aware of some of the complexities of how investments are taxed," said Christine Benz, director of personal finance at fund researcher Morningstar.

Shiny Object

Investors are pouring cash into gold ETFs this year

Inflows to gold ETFs


$5B
0
-5
Mar
2021
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2022
Feb
Mar

Source: Bloomberg

The entire category of gold ETFs has attracted more than $8 billion in new cash this year as investors sought a safe haven for their money amid stock-market volatility, according to data compiled by Bloomberg. That's a sharp turnaround from 2021, when these funds lost nearly $13 billion as investors sold gold holdings and instead bought riskier assets like cryptocurrencies and meme stocks.

"Gold's correlation to the stock market tends to turn more and more negative the more significant the risk is, the more significant the pullback is," said Juan Carlos Artigas, global head of research at the World Gold Council. "The past few weeks have served as an example of this type of behavior," as stocks fell and gold rallied.

The two largest gold ETFs by far – State Street's Gold Shares ETF (GLD) and the iShares Gold Trust (IAU), with assets under management of nearly $100 billion between them – both invest in physical gold bullion and have attracted the majority of the inflows this year. Even though these funds trade on exchanges like stocks, they're taxed at the same rate as physical gold coins or bars.

It's a quirk of U.S. tax policy. When the top capital-gains tax rate was lowered to 20% in the 1990s, collectibles were excluded and left at the old maximum rate of 28%. Because these ETFs are backed by physical metal, their shares are treated the same way as stamps, antiques or gems.

There's more to consider besides taxes when deciding whether to invest in physical gold or the stocks of gold mining companies, said Nate Geraci, president of the ETF Store, an investment adviser.

"Taxes should never be the tail that wags the dog," Geraci said. "ETF taxation is something that every investor should be aware of, but I don't believe the higher tax rate for physical gold ETFs should be the sole reason investors look toward gold mining ETFs."

Haven Frenzy

Gold ETFs have outpaced the S&P 500 in 2022

Source: Bloomberg

Gold stocks tend to outperform bullion when gold prices are rising and underperform when prices are falling, said Brandon Rakszawski, vice president of ETF product management at VanEck. That's because mining costs tend to rise more slowly than prices, allowing miners to boost their profits and potentially pay out more to shareholders via dividends. However, the same is true in reverse: Costs fall more slowly than gold prices in downturns, weighing on profitability.

"Gold stocks are very much tied to gold but come with their own set of risks and considerations, and taxes is just one of those," Rakszawski said.

VanEck's own funds illustrate the point: The VanEck Gold Miners ETF (GDX) is up 18% year-to-date, while the bullion-backed VanEck Merk Gold Trust (OUNZ), which is one of a few in the world that allows investors to take delivery of gold bullion in exchange for their shares, has gained 5%. By comparison, the S&P 500 Index is down 5%.

Last year, when the S&P surged 27%, GDX fell 11% and OUNZ lost 4%.

Ultimately, investors should take into account the total cost of owning an ETF, including fees and commissions, when deciding how to invest.

"The lowest-cost physical gold ETF you can find backed by a solid sponsor, that's your best bet if you've been bitten by the gold bug," said Ben Johnson, director of global ETF research at Morningstar. He also suggests people buy products backed by physical gold through accounts like IRAs, some of which defer taxation until retirement.
